


Earning Presentation for the Second Quarter of Fiscal Year Ending September 30, 2006





Forward-Looking Statements

Statements about the JSAT Group's forecasts, strategies, management policies and objectives in this presentation that are not based on historical facts constitute forward-looking statements. These statements are based on management's assumptions, plans, expectations and judgments in light of information currently available. Actual results are subject to a variety of risks and uncertainties, and may therefore differ materially from forecasts. The primary risks and uncertainties currently envisioned by the JSAT Group include, but are not limited to, the following:

- A decline in demand for the JSAT Group's services;
- A decline in the usage of various services by major customers and volatility in operating results;
- Damage, malfunctions or breakdowns experienced by JSAT Group's communications satellites;
- Failure to launch satellites, insert them in their proper orbits, or delays in launches;
- The inability to establish an effective backup satellite system;
- The inability to conduct business as planned due to the delay or failure to coordinate orbital slots and communication frequencies at the international level;
- The constraints imposed on the Group's businesses by new or revised laws and regulations relevant to the JSAT Group's business and operations;
- Advances in video and audio compression technologies accompanying the digitalization of telecommunications technologies or by other forms of innovation in communications, broadcasting, satellite and other technologies, all of which may affect the Group's operating results;
- The cost of satellites that exceeds budgets due to changes in satellite specifications, currency exchange rates, or insurance market conditions;
- The inability to obtain insurance policies that are economically viable or provide coverage for all types of accidents;
- Difficulty or inability to obtain financing to purchase satellite equipment and facilities;
- The inability to develop new businesses as planned or the failure of these businesses to contribute to operating results;
- We may fail to realize international business alliances or such alliances may not produce the results planned.
- The inability to realize or develop future strategic partnerships in relevant fields or relationships with partner companies as envisioned.
- The inability of businesses run in the U.S. by significant subsidiaries and affiliates to perform as envisioned due to the failure to meet the projected volume of orders in the U.S. market and other factors.
- Changes in economic conditions, such as interest rates and currency exchange rates; and
- Intensifying competition in Japan, Asia, Europe and the U.S. may have an adverse effect on the JSAT Group's financial position or results of operations.

You should keep in mind that any forward - looking statement made by us speaks only as of the date on which we make it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. In light of these risks and uncertainties, you should keep in mind that any forward - looking statement might not occur. Therefore, you should not place undue reliance on any forward - looking statements.

JSAT Corporation

- ✓JSAT raises operating forecasts based on higher-than-expected revenues from Network-Related Services and new contracts received in the second fiscal half (announced October 26)
- ✓JSAT resolves to pay an interim dividend of 3,000 yen per share

Contents

JSAT Corporation

▷ Summary of Consolidated Operating Results for the Second Quarter

(Millions of Yen)

	2006/9 Interim	Interim Forecast (Revised Oct 26, 2006) / (Initial Forecast Announced May 12, 2006)	Full-year Forecast (Revised Oct 26, 2006) / (Initial Forecast Announced May 12, 2006)	2005/9 Interim
Revenues	18,544	18,500	38,500	21,996
		18,400	37,400	
Operating expenses	12,242	-	-	22,090
Operating income(loss)	6,302	6,200	10,200	(93)
		4,800	9,000	
Ordinary profit(loss)	6,557	6,400	10,200	(830)
		4,500	8,100	
Net income(loss)	3,853	3,800	6,000	(9,153)
		2,600	4,700	
Net operating cash flow	12,800	-	20,000	13,057
			17,000	
Earnings per share(¥)	10,858.23	-	16,906.53	(25,747.51)
			13,243.45	
EBITDA	11,414	-	20,000	8,546
			19,000	

※JSAT has booked additional depreciation expenses related to revisions to the useful lives of communications satellites since the interim period of the previous fiscal year. Incidentally, depreciation expenses decreased in the current fiscal year due to the end of depreciation for satellites in the previous fiscal year.

※ In the previous year's interim period, JSAT booked an extraordinary loss related to technical difficulties with the JCSAT-1B communications satellite.

* These Financial results and data are based on Japanese GAAP.

Revisions to Operating Forecasts

Fiscal 2006 Interim

- Revenues:
  Higher increase than expected for Network-related services
- Operating Income:
  An increase due to the postponement of operating expenses (for research and development, outsourced technical services, advertising and others) to second half of year
- Ordinary Profit:
  Increase due to booking of exchange gains

Fiscal 2006 Full-year

- Revenues:
  Higher increase than expected for Network-related services and an increase due to new contracts received in second half of year
- Operating Income:
  Increase due to higher revenues
- Ordinary Profit:
  Increase due to lower-than-expected financing expenses

JSAT Corporation

Analysis of Consolidated Operating Results

	Main Factors
Revenues ¥18,544 mil. (Down ¥3,452 mil. YoY)	[Main Positive Factors] ➢Increased use of Horizons-1 services [Main Negative Factors] ➢Expiry of NTT Group contracts and decrease in continued use ➢Bandwidth reductions by certain customers
Operating income ¥6,302 mil. (Up ¥6,369 mil. YoY)	[Main Positive Factor] ➢ Decline in depreciation and amortization expenses ➢ Decline in other operating expenses

* These Financial results and data are based on Japanese GAAP.

JSAT Corporation

Revenues for Each Service

(Millions of Yen)	For six months ended Sep 2006	Sep 2005	Change
Network-Related Services	5,388	8,371	64.4%
Broadcast & Video Distribution Services	12,939	13,367	96.8%
Other	216	257	84.0%
Total	18,544	21,996	84.3%

Current situation of each service	
Network-Related Services	[Main Positive Factors] ・Contribution to revenues from increased use of Horizons-1 services [Main Negative Factors] ・Expiry of NTT Group contracts and decrease in continued use ・Bandwidth reductions and contract cancellation related to corporate communications
Broadcast & Video Distribution Services	[Main Negative Factors] ・Bandwidth reductions and contract cancellations by certain customers

JSAT Corporation

* These Financial results and data are based on Japanese GAAP.

Cash Flow Data

(Millions of Yen)	For six months ended Sep 2006	Sep 2005
Operating activities (net cash)	12,800	13,057
Income before income taxes	6,532	(14,956)
Depreciation and amortization	4,492	12,345
Extraordinary losses	3	14,220
Payments for income taxes	(1,098)	(1,107)
Other	2,870	2,554
Investing activities (net cash)	(15,845)	(10,782)
Property and equipment	(11,311)	(6,348)
Business investments	(4,239)	(1,205)
Financial investments	(294)	(3,228)
Financing activities (net cash)	2,152	(1,406)
Proceeds form short-term borrowings	90	200
Repayments of short-term borrowings	(170)	(3,170)
Proceeds form long-term borrowings	4,239	6,823
Repayments of long-term borrowings	(949)	(3,798)
Payments for purchase of treasury stock	-	(392)
Dividends paid	(1,058)	(1,064)
Dividends paid to minority shareholders	-	(4)
Cash and cash equivalents at beginning of period	3,966	2,871
Cash and cash equivalents at end of period	3,065	3,777

Major Investments in Property and Equipment:
- Satellite related ¥10,796 mil.

Business Investments:
- Horizons-2 ¥4,239 mil.

Total Borrowings as of Sep 30, 2006:

・Short-term borrowings	¥90 mil.
・Long-term borrowings	¥53,607 mil.
・Bonds	¥19,592 mil.
Total	¥73,289 mil.

JSAT Corporation

* These Financial results and data are based on Japanese GAAP.

▷ Operating Results of Subsidiaries and Equity Method Affiliates

JSAT International Inc. (100% ownership)	
Revenues	717
Operating Income	311
Ordinary Profit	272
Net Income	307

Satellite Network, Inc. (92% ownership)	
Revenues	2,105
Operating Income	193
Ordinary Profit	191
Net Income	110

Sky Perfect Marketing, Co., Ltd. (49% ownership)	
Revenues	1,371
Operating Income	(361)
Ordinary Profit	(367)
Net Income	(368)

Pay Per View Japan, Inc. (20% ownership)	
Revenues	7,909
Operating Income	302
Ordinary Profit	300
Net Income	172

* Figures for JSAT International Inc. (JII) are for the year from January to June. JII's operating results include Horizons Satellite Holdings LLC's operating results.

* These Financial results and data are based on Japanese GAAP.

JSAT Corporation



If you have any questions, please contact:
Corporate Communications & Investor Relations Division

TEL +81-3-5219-7778
FAX +81-3-5219-7876
E-Mail: investors@jsat.net

These statements are based on the Group's own forecasts in light of information currently available. Market conditions faced by the JSAT Group are highly volatile, reflecting rapid technological innovation, shifts in customer needs, economic conditions, and other factors. Therefore, actual results may differ materially from information in this presentation. Accordingly, JSAT urges readers not to place undue reliance on the forecasts presented in these materials.

JSAT Corporation

November 10, 2006

JSAT Corporation

Operating Results for the 2nd Quarter Ended September 30, 2006

JSAT Corporation ("JSAT" or "the Company") today reported operating results and other financial data for the second quarter ended September 30, 2006. These financial results and data, which are unaudited, are prepared under accounting principles generally accepted in Japan(Japanese GAAP).



1. Financial Highlights under Japanese GAAP (unaudited)

JSAT Group's financial highlights for the second quarter ended September 30, 2006, are as follows:

Three months ended	Sep. 30, 2006	Sep. 30, 2005	Change
	¥ Million	¥ Million	%
Revenues	9,434	10,918	-13.6
Operating income(loss)	3,085	(2,576)	-
Ordinary profit(loss)	3,310	(3,214)	-
Net Income(loss)	1,920	(10,410)	-
Total assets	176,310	151,778	16.2
Shareholders' equity	83,875	82,660	-1.5
Net operating cash flow	4,073	4,272	-4.7
EBITDA	6,069	1,727	251.4
EBITDA margin	64.3%	15.8%	48.5point
Earnings per share(EPS)	¥5,411.83	(¥29,335.13)	-
Weighted average number of shares outstanding	354,852	354,893	-

Notes:
1. EBITDA represents the total of net income, interest, tax, depreciation and amortization.
2. The EBITDA margin is the ratio of EBITDA to revenues.
3. EPS is computed based on the weighted average number of shares outstanding during the applicable period.

2. Summary of Consolidated Financial Statements under Japanese GAAP (unaudited)

(1) Summary of the Balance Sheets

(¥ Million)

	As of Sep. 30, 2006	As of Sep. 30, 2005
Assets		
Current assets	28,767	26,004
Fixed assets	147,543	125,390
Deferred assets	-	384
Total assets	176,310	151,778
Liabilities and shareholders' equity		
Current liabilities	46,382	18,664
Long-term liabilities	46,052	50,280
Minority interests	-	174
Common stock	-	53,769
Additional paid-in capital	-	21,260
Retained earnings	-	6,655
Unrealized gains on securities	-	1,722
Foreign currency translation Adjustment	-	(356)
Treasury stock	-	(391)
Total shareholders' equity	-	82,660
Total	-	151,778
Common stock	53,769	-
Additional paid-in capital	21,260	-
Retained earnings	9,605	-
Treasury stocks	(391)	-
Unrealized gains on securities	(566)	-
Derivative financial instruments	246	-
Foreign currency translation adjustment	(242)	-
Minority interests	195	-
Total equity	83,875	-
Total	176,310	-

(2) Summary of Statements of Income

(¥ Million)

Three months ended	Sep. 30, 2006	Sep. 30, 2005	Change (%)
Revenues	9,434	10,918	-13.6
Operating expenses	6,349	13,494	-52.9
Operating income(loss)	3,085	(2,576)	-
Other income (expenses)	225	(638)	-
Ordinary income(loss)	3,310	(3,214)	-
Extraordinary income (losses)	(25)	(14,125)	-99.8
Income before income taxes and minority interests	3,285	(17,340)	-
Income taxes	1,360	(6,935)	-
Minority interests	4	5	-20.0
Net income(loss)	1,920	(10,410)	-

(3) Revenues for Each Service

(¥ Million)

Three months ended	Sep. 30, 2006	Sep. 30, 2005	Change (%)
Network-Related Services	2,884	4,390	-34.3
Broadcast & Video Distribution Services	6,438	6,395	+0.7
Other	111	131	-15.3
Total	9,434	10,918	-13.6

(4) Consolidated Statements of Cash Flow

(¥ Million)

Three months ended	Sep. 30, 2006	Sep. 30, 2005
Operating activities (net cash)	4,073	4,272
Income before income taxes	3,285	(17,340)
Depreciation and amortization	2,508	8,082
Extraordinary income (losses)	25	14,220
Payments for income taxes	(5)	31
Other	(1,741)	(721)
Investing activities (net cash)	(7,435)	(8,000)
Property and equipment	(7,762)	(2,012)
Business investments	(2,029)	(975)
Financial investments	2,356	(5,012)
Financing activities (net cash)	1,583	3,939
Proceeds from short-term borrowings	90	200
Repayments of short-term borrowings	(170)	(170)
Proceeds from long-term borrowings	2,029	6,823
Repayments of long-term borrowings	(250)	(2,716)
Payments for dividends	(116)	(197)
Cash and cash equivalents at beginning of the quarter	4,846	3,544
Cash and cash equivalents at end of the quarter	3,065	3,777

3. Operating Results for JSAT Subsidiaries and Affiliates (unaudited)

Presented below are summaries of operating results for the JSAT's major subsidiaries and affiliates for the second quarter ended September 30, 2006. These financial results and data, which are unaudited, are based on Japanese GAAP.

(1) Subsidiaries

- **JSAT International Inc.** (100% ownership)

(¥ Million)

Three months for	Apr.-Jun., 2006
Revenues	376
Operating income	170
Ordinary profit	152
Net income	187

※Regarding JSAT International Inc. (JII), the second quarter is a period from April to June. JII's operating results include Horizons Satellite Holdings LLC's operating results.

- **Satellite Network, Inc.** (92% ownership)

(¥ Million)

Three months ended	Sep. 30, 2006
Revenues	1,047
Operating income	99
Ordinary profit	98
Net income	57

(2) Affiliates

- **SKYPerfect Marketing, Co., Ltd.** (49% ownership)

(¥ Million)

Three months ended	Sep. 30, 2006
Revenues	590
Operating income(loss)	(194)
Ordinary profit(loss)	(198)
Net income(loss)	(198)

- **Pay Per View Japan, Inc.** (20% ownership)

(¥ Million)

Three months ended	Sep. 30, 2006
Revenues	3,782
Operating income	160
Ordinary Profit	159
Net income	94

4. Outlook for the Year Ending March 31, 2007, under Japanese GAAP (unaudited)

The outlook of the JSAT Group's consolidated results for the year ending March 31, 2007, under Japanese GAAP, remains unchanged as follows:

	Year ending March 31, 2007
	¥ Million
Revenues	38,500
Operating income	10,200
Ordinary profit(loss)	10,200
Net income(loss)	6,000
Earning per share (EPS)	16,906.53

NOTE: This outlook contains forward-looking statements based on JSAT's own projections and estimates. The markets where JSAT is active are extremely volatile, subject to rapid shifts in technology, customer demands, and prices, changes in economic conditions, the potential of satellite failures and many other variables. Due to the risks and uncertainties involved, actual results may differ from the content of these statements. Therefore, these statements should not be interpreted as representations that such objectives will be fulfilled.

5. Financial Highlights under US GAAP (unaudited)

JSAT reports operating results for annual and quarterly results based on US and Japanese GAAP. Financial information published in Japan is prepared in accordance with Japanese GAAP. US GAAP may differ from Japanese GAAP in material ways. Presented below are summaries of US GAAP financial results for reference purposes:

Three months ended	Sep. 30, 2006	Sep. 30, 2005	Change
	¥ Million	¥ Million	%
Revenues	9,416	10,553	-10.8%
Operating Income(loss)	3,114	(13,591)	-
Net Income(loss)	2,002	(10,063)	-
Total assets	177,159	152,288	+16.3%
Equity	84,052	82,243	+2.2%
Net operating cash flow	4,613	3,861	+19.5%
EBITDA	6,297	(7,293)	-
EBITDA margin	66.9%	0.0%	-
Earning per share (EPS)	¥5,641.11	(¥28,357.02)	-
Weighted average number of shares outstanding	354,892	354,893	-

Notes:

1. EBITDA represents the total of net income, interest, tax, depreciation and amortization.
2. The EBITDA margin is the ratio of EBITDA to revenues.
3. EPS is computed based on the weighted average number of shares outstanding during the applicable period.

6. Summary of Consolidated Financial Statements under US GAAP (unaudited)

(1) Summary of the Balance Sheets

	As of Sep. 30, 2006	As of Sep. 30, 2005
Assets	¥ Million	¥ Million
Current assets	44,263	41,810
Investments, etc.	25,258	20,682
Property and equipment	96,832	84,342
Other assets	10,806	5,454
Total assets	177,159	152,288
Liabilities and shareholders' equity		
Current liabilities	46,668	18,911
Long-term liabilities	46,249	50,964
Minority interests	190	170
Common stock	53,769	53,769
Additional paid-in capital	24,512	24,512
Retained earnings	6,341	2,399
Comprehensive income	(179)	1,954
Treasury stock	(391)	(391)
Total shareholders' equity	84,052	82,243
Total	177,159	152,288

(2) Summary of Statements of Income

(¥ Million)

Three months ended	Sep. 30, 2006	Sep. 30, 2005	Change (%)
Revenues	9,416	10,553	-10.8%
Operating expenses	6,302	24,144	-74.0%
Operating income(loss)	3,114	(13,591)	-
Other income (expenses)	397	(3,169)	-
Income before income taxes and minority interests	3,511	(16,760)	-
Income taxes	1,505	(6,699)	-
Minority interests	(4)	(2)	+55.0%
Net income(loss)	2,002	(10,063)	-

(3) Revenues for Each Service

(¥ Million)

Three months ended	Sep. 30, 2006	Sep. 30, 2005	Change (%)
Network-Related Services	2,866	4,031	-28.9%
Broadcast & Video Distribution Services	6,438	6,390	+0.8%
Other	112	132	-15.3%
Total	9,416	10,553	-10.8%

(4) Summary of the Cash Flows Statements

(¥ Million)

Three months ended	Sep. 30, 2006	Sep. 30, 2005
Operating activities (net cash)	4,613	3,861
Net income (loss)	2,002	(10,063)
Depreciation and amortization	2,523	7,649
Other	88	6,275
Investing activities (net cash)	(7,922)	(7,500)
Property and equipment	(8,250)	(1,856)
Business investments	-	(230)
Financial investments	328	(5,414)
Financing activities (net cash)	1,529	3,851
Proceeds from short-term borrowings	90	200
Repayments of short-term borrowings	(170)	(170)
Proceeds from long-term borrowings	2,029	6,823
Repayments of long-term borrowings	(250)	(2,716)
Payments for dividends	(116)	(198)
Other	(54)	(88)
Effect of exchange rate changes on cash and cash equivalents	(2)	21
Cash and cash equivalents at beginning of the quarter	4,847	3,544
Cash and cash equivalents at end of the quarter	3,065	3,777

7. Outlook for the Year Ending March 31, 2007, under US GAAP (unaudited)

The outlook of the JSAT Group's consolidated results for the year ending March 31, 2007, under the US GAAP, is provided below.

	Year ending March 31, 2007
	¥ Million
Revenues	38,430
Operating income	10,360
Net income	5,860
Earning per share (EPS)	16,513.08
EBITDA	20,500
EBITDA margin	53.34%

1. EBITDA represents the total of net income, interest, tax, depreciation and amortization.
2. The EBITDA margin is the ratio of EBITDA to revenues.

NOTE: This outlook contains forward-looking statements based on JSAT's own projections and estimates. The markets where JSAT is active are extremely volatile, subject to rapid shifts in technology, customer demands, and prices, changes in economic conditions, the potential of satellite failures and many other variables. Due to the risks and uncertainties involved, actual results may differ from the content of these statements. Therefore, these statements should not be interpreted as representations that such objectives will be fulfilled.